

September 19, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 3, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

      **Re:  Masterworks Vault 3, LLC**
          **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
          **Filed September 13, 2023**
          **File No. 024-12289**

Dear Joshua Goldstein:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services